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                                                                       EXHIBIT 3

                                  [LETTERHEAD]

                                January 16, 1998

Dear Shareholder:

     I am pleased to inform you that Computer Language Research, Inc. (the "Company") has entered into a merger agreement with The Thomson Corporation ("Thomson") and its wholly owned subsidiary Sabre Acquisition, Inc. ("Sabre") that provides for the acquisition of the Company by Thomson. Pursuant to such agreement, Sabre has today commenced a tender offer to purchase all of the outstanding shares of Common Stock of the Company at $22.50 per share, net to the seller, in cash, without interest. The tender offer will be followed by a merger of the Company and Sabre in which any remaining shares of Common Stock will be converted into the right to receive $22.50 per share in cash, without interest. The Company will continue as the surviving corporation as a wholly owned subsidiary of Thomson.

     AFTER CAREFUL CONSIDERATION, YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT, THE TENDER OFFER AND THE MERGER AND DETERMINED THAT THE TENDER OFFER AND MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY AND ITS SHAREHOLDERS. ACCORDINGLY, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

     In arriving at its determination and recommendation, the Board of Directors gave careful consideration to a number of factors that are described in the attached Schedule 14D-9, including the written opinion, dated January 12, 1998, of Goldman, Sachs & Co., the Company's financial advisor, that, based upon and subject to the matters set forth therein as of such date, the $22.50 per share in cash to be received by the shareholders of the Company in the tender offer and the merger was fair from a financial point of view to such shareholders. In addition, certain shareholders of the Company have agreed to tender an aggregate of approximately 74.6% of the outstanding shares of Common Stock of the Company in the tender offer.

     Additional information with respect to the Board of Director's decision and the transaction is contained in the attached Schedule 14D-9 and I urge you to consider this information carefully.

     In addition to the attached Schedule 14D-9 relating to the offer, also enclosed is the Offer to Purchase, dated January 16, 1998, of Sabre, together with related materials, including a Letter of Transmittal, to be used for tendering your shares of Company Common Stock. These documents set forth the terms and conditions of the offer and the merger and provide instructions as to how to tender your shares. I urge you to read the enclosed material carefully.

     Your Board of Directors and I greatly appreciate your continued support and encouragement.

                                            On behalf of the Board of Directors,

                                            Stephen T. Winn, President and
                                            Chief Executive Officer